iShares Bitcoin Trust

c/o iShares Delaware Trust Sponsor LLC

400 Howard Street

San Francisco, CA 94105

January 9, 2024

VIA EDGAR

Mr. Justin Dobbie, Esq.

Ms. Sonia Bednarowski, Esq.

Office of Crypto Assets

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness iShares® Bitcoin Trust Registration Statement on Form S-1 File No. 333-272680

Dear Mr. Dobbie and Ms. Bednarowski:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), iShares Bitcoin Trust (the “Trust”) hereby requests that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated to 5:00 p.m., New York City time, on January 10, 2024, or as soon thereafter as practicable. The Trust hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Should you have any questions or require any additional information with respect to this filing, please contact Clifford R. Cone at (212) 878-3180 or Jason D. Myers at (212) 878-8324.

Sincerely,

iShares Delaware Trust Sponsor LLC Sponsor of iShares Bitcoin Trust

By: /s/ Shannon Ghia
Name: Shannon Ghia
Title: Director, President and Chief Executive Officer

cc:

Marisa Rolland, BlackRock, Inc.

Adithya Attawar, BlackRock, Inc.

Clifford R. Cone, Clifford Chance US LLP

Jason D. Myers, Clifford Chance US LLP

Tae Ho Cho, Clifford Chance US LLP

Jesse Overall, Clifford Chance US LLP

Etherial Edetan, Clifford Chance US LLP